UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-15579

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MSA RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MSA Safety Incorporated
1000 Cranberry Woods Drive
Cranberry Township, PA 16066

MSA RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

*
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants
MSA Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of MSA Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Baker Tilly Virchow Krause, LLP
Pittsburgh, Pennsylvania
June 26, 2015

MSA RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	December 31,
	2014	2013
Investments, at fair value:
Registered investment companies	$199,504	$181,715
Common collective trust	32,914	35,619
MSA common stock fund	2,568	2,229
Total investments	234,986	219,563
Notes receivable from participants	89	201
Total assets at fair value	235,075	219,764
Adjustment from fair value to contract value for fully benefit-responsive investment contracts within the common collective trust	(474)	(501)
Net assets available for benefits	234,601	219,263
The accompanying notes are an integral part of these financial statements.

MSA RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	For the year ended December 31,
	2014	2013
Investment income:
Net (depreciation) appreciation in fair value of investments	$(756)	$28,357
Interest	391	390
Dividends	14,260	7,166
Net investment income	13,895	35,913
Interest income on notes receivable from participants	12	22
Participants’ contributions	9,741	9,502
Participants' contributions - rollovers	810	126
Employer contributions	4,114	4,021
Total additions	28,572	49,584

Distributions to participants	13,201	22,022
Administrative expenses	33	27
Total deductions	13,234	22,049

Net increase	15,338	27,535
Net assets available for benefits:
Beginning of year	219,263	191,728
End of year	234,601	219,263
The accompanying notes are an integral part of these financial statements.

MSA RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013
(Dollars in thousands)

Note 1 – Description of Plan

The description of the MSA Retirement Savings Plan (“Plan”) provided below is for general information purposes only. More complete information is included in the applicable Plan document. All dollar amounts are in thousands.

The Plan is a defined contribution plan maintained by MSA Worldwide, LLC (“MSA” or the “Company”) for eligible U.S. employees (“Participants”). The Plan provides for automatic enrollment of new Participants at a Participant contribution rate of 3% of the Participant’s pre-tax earnings. Participants may elect to not contribute or change their contribution rate during a 45-day election period. Participants may elect to contribute from 1% to 25% of their pre-tax earnings (highly compensated Participants are limited to 8%). The Plan allows for matching contributions equal to 100% of the first 1% and 50% of the next 6% of a Participant’s eligible pay. Company matching contributions may not exceed 4% of a Participant’s eligible pay. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers). The Plan permits deferral of federal income taxes on Participants' contributions, as provided for under Section 401(k) of the Internal Revenue Code (“IRC”), and the Plan permits after-tax contributions.

The Plan provides a number of investment options in registered investment companies, a common collective trust, and Company common stock. Participants may direct the investment of their account into any combination of the available investment options.

Participants are vested immediately in their contributions plus actual earnings thereon. Company matching contributions vest after two years of continuous service with the Company. Each Participant’s account is credited with the Participant’s contributions and allocations of (a) the Company’s matching contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account. Participants or their beneficiaries are entitled to the current value of their accounts in the Plan upon death or upon termination of their employment with the Company after attainment of the vesting period.

On termination of service due to death, disability, retirement, or other reasons, Participants may elect to receive a distribution of their vested account balance as a single sum or in monthly installments, request a direct rollover of their vested account balance into an eligible retirement plan, or maintain their account balance in the Plan, subject to certain restrictions. The Plan generally does not permit hardship withdrawals, with the exception of certain predecessor plan balances.

Participant loans are not permitted by the Plan. As a result of Plan mergers, the Plan will occasionally hold existing participant loans through the settlement period. The loans bear interest at an annual rate of approximately 8.5% and are collectible over various settlement periods through November 2016. Principal and interest is paid ratably through bi-weekly payroll deductions. Participant loans of $89 and $201 were held at December 31, 2014 and 2013, respectively.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time according to the provisions of ERISA. In the event of Plan termination, Participants will become fully vested in their accounts and will receive a lump sum cash payment, or some other method of payment in accordance with the Plan provisions, equal to their vested account balance.

The Plan is administered by a committee appointed by the Board of Directors of the Company, the Employee Benefit Plan Administrative Committee. This committee establishes rules of procedure, interprets the provisions of the Plan, and decides all questions of administration. A separate committee, the Employee Benefit Plan Investment Committee, is responsible for the appropriateness of the Plan's investment offerings and the monitoring of investments.

Fidelity Management Trust Company is the trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc. provides record-keeping services for the Plan.

Note 2 – Summary of Significant Accounting Policies

Accounting method - The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments - The Plan's investments are reported at fair value and consist of various registered investment companies, a common collective trust (Fidelity Managed Income Portfolio II), and the MSA common stock fund. See Note 4 for discussion of fair value measurements. As discussed in the following paragraphs, the Plan's investment in the common collective trust is presented at fair value with an adjustment to contract value. The average yield to maturity and crediting interest rate for the insurance contracts held within the common collective trust was 1.4% and 1.1% at December 31, 2014 and 2013, respectively.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

An investment contract is generally required to be valued at fair value, however, contract value is the relevant measurement to the extent it is fully benefit-responsive because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Fully benefit-responsive investment contracts held within the common collective trust are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for benefits. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Notes receivable from Participants - Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from Participants are recorded as a distribution. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded at December 31, 2014 and 2013.

Distributions to Participants - Distributions to Participants are recorded when paid. At December 31, 2014 and 2013, there were no significant unpaid benefits allocated to accounts of Participants who had elected to withdraw from the Plan.

Funding - The Plan is funded by contributions from Participants and the Company. The cost of administering the Plan is borne by the Plan. Investment management fees paid by each fund are deducted directly from investment income.

Recent Accounting Pronouncements - In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. Management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan's financial statements.

Subsequent events - The Plan has evaluated subsequent events and has concluded that all events that would require recognition or disclosure are appropriately reflected in these financial statements.

Note 3 – Related Party and Party-In-Interest Transactions

Certain Plan investments are shares of registered investment companies and a common collective trust managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee of the Plan and, therefore, these transactions are considered to be party-in-interest transactions. Fees paid by the Plan to Fidelity Management Trust Company for administrative services were $33 and $27 for the years ended December 31, 2014 and 2013, respectively.

Certain Plan investments are publicly traded common stock of the Company. During 2014, the Plan purchased 12,430 shares of Company stock at an aggregate cost of $657 and sold 7,741 shares of Company stock for total proceeds of $443. During 2013, the Plan purchased 10,530 shares of Company stock at an aggregate cost of $512 and sold 10,252 shares of Company stock for total proceeds of $503. The Plan received $56 and $50 in dividends on Company stock during 2014 and 2013, respectively.

The Company performs administrative functions on behalf of the Plan, for which no fees are charged.

Additionally, loans to participants are secured by participants' account balances. These transactions qualify as party-in-interest transactions.

Note 4 – Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are:
Level 1-Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2-Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3-Unobservable inputs for the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Registered investment companies - These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.

Common collective trust - This investment is a public investment vehicle valued using the NAV provided by the administrator of the fund as a practical expedient to estimate fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.

The fund’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the fund invests in assets (typically fixed-income securities or bond funds) and enters into “wrapper” contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund. The fund’s NAV is classified within Level 2 of the valuation hierarchy because the fund’s NAV unit price is quoted on a private market that is not active; however, the share price is based on underlying investments which are primarily based on observable inputs. The Plan’s investment in the fund is not subject to any withdrawal restrictions and distributions may be taken at any time. The Plan has no unfunded commitments relating to the fund at December 31, 2014 or 2013.

MSA common stock fund - This investment is valued at the closing price of MSA common stock reported on the New York Stock Exchange, plus cash and accrued interest, and is classified within Level 1 of the valuation hierarchy.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s investments measured at fair value on a recurring basis by fair value hierarchy level were as follows:

	December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Registered investment companies:
Equity funds	$123,532	$—	$—	$123,532
Balanced funds	59,307	—	—	59,307
Fixed income funds	16,665	—	—	16,665
Total	199,504	—	—	199,504
Common collective trust	—	32,914	—	32,914
MSA common stock fund	2,568	—	—	2,568
Total investments	202,072	32,914	—	234,986

	December 31, 2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Registered investment companies:
Equity funds	$116,243	$—	$—	$116,243
Balanced funds	50,214	—	—	50,214
Fixed income funds	15,258	—	—	15,258
Total	181,715	—	—	181,715
Common collective trust	—	35,619	—	35,619
MSA common stock fund	2,229	—	—	2,229
Total investments	183,944	35,619	—	219,563
The Plan did not hold any Level 3 investments as of or during the years ended December 31, 2014 or 2013.

Note 5 – Tax Status of the Plan

The Internal Revenue Service informed the Company by letter dated October 2, 2012, that the Plan, as then designed, was in compliance with the applicable requirements of the IRC, and was, therefore, not subject to tax under income tax law.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The IRS notified MSA in May 2013 that they were going to conduct an examination of the Plan for the year ended December 31, 2011. The examination is ongoing.

Note 6 – Forfeited Accounts

At December 31, 2014 and 2013, forfeited non-vested accounts were not significant. These balances are included in the common collective trust. Forfeited account balances are used first to reinstate previously forfeited amounts for Participants who are re-employed by the Company within five years, then to pay Plan expenses and then to reduce future Company matching contributions. During the years ended December 31, 2014 and 2013, forfeited non-vested accounts were used to pay Plan administrative expenses totaling $33 and $27, respectively.

Note 7 – Risks and Uncertainties

The Plan provides investment options in registered investment companies, a common collective trust, and a Company common stock fund. Investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8 – Investments
Individual investments exceeding 5% of net assets available for benefits were as follows:

	Fair Value at December 31,
	2014	2013
Fidelity Managed Income Portfolio II	$32,914	$35,619
Fidelity Contrafund K	28,443	26,989
T. Rowe Price Dividend Growth Advantage Fund	20,357	18,692
Spartan 500 Index Inst	16,575	12,444
Fidelity Diversified International K	13,098	14,074
Spartan U.S. Bond Index Is	*	11,194
Artisan Mid Cap Val Is	*	12,210

*Investment did not represent 5 percent or more of the Plan's net assets.

The Plan’s investments (depreciated) appreciated in value, including gains and losses on investments bought and sold during the year, as follows:

	For the year ended December 31,
	2014	2013
Registered investment companies	$(927)	$27,952
MSA common stock fund	171	405
	(756)	28,357
Note 9 – Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$234,601	$219,263
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	474	501
Net assets available for benefits per the Form 5500	235,075	219,764
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	For the year ended December 31,
	2014	2013
Net increase in net assets available for benefits per the financial statements	$15,338	$27,535
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(27)	(591)
Net increase in net assets available for benefits per Form 5500	15,311	26,944

MSA Retirement Savings Plan
EIN: 25-0668780 Plan number: 002
Schedule H, line 4i (Form 5500) – Schedule of Assets (Held at End of Year)
As of December 31, 2014
(Dollars in thousands)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment	(d) Cost	(e) Current Value

	Allianz NFJ Small Cap Value I	Registered Investment Company	**	$6,543
	Artisan Mid Cap Val Is	Registered Investment Company	**	10,022
	Baird Mid Cap Inst	Registered Investment Company	**	285
*	Fidelity Contrafund K	Registered Investment Company	**	28,443
*	Fidelity Diversified International K	Registered Investment Company	**	13,098
*	FIdelity Equity Income K	Registered Investment Company	**	5,979
*	Fidelity Freedom K 2000	Registered Investment Company	**	—
*	Fidelity Freedom K 2005	Registered Investment Company	**	56
*	Fidelity Freedom K 2010	Registered Investment Company	**	2,516
*	Fidelity Freedom K 2015	Registered Investment Company	**	7,904
*	Fidelity Freedom K 2020	Registered Investment Company	**	11,004
*	Fidelity Freedom K 2025	Registered Investment Company	**	5,185
*	Fidelity Freedom K 2030	Registered Investment Company	**	7,554
*	Fidelity Freedom K 2035	Registered Investment Company	**	4,827
*	Fidelity Freedom K 2040	Registered Investment Company	**	6,068
*	Fidelity Freedom K 2045	Registered Investment Company	**	2,198
*	Fidelity Freedom K 2050	Registered Investment Company	**	2,681
*	Fidelity Freedom K 2055	Registered Investment Company	**	651
*	Fidelity Freedom K Income	Registered Investment Company	**	1,085
*	Fidelity Magellan K	Registered Investment Company	**	10,674
*	Fidelity Puritan K	Registered Investment Company	**	7,578
*	Fidelity Total Bond	Registered Investment Company	**	5,350
	Hartford Small Cap Growth Y	Registered Investment Company	**	714
	RidgeWorth Mid-Cap Value I	Registered Investment Company	**	3,011
*	Spartan 500 Index Inst	Registered Investment Company	**	16,575
*	Spartan Extended Market Index Adv	Registered Investment Company	**	6,476
*	Spartan INFL PR IDX Adv	Registered Investment Company	**	476
*	Spartan Intl Index Adv	Registered Investment Company	**	1,035
*	Spartan U.S. Bond Index Is	Registered Investment Company	**	10,839
	T. Rowe Price Dividend Growth Adv	Registered Investment Company	**	20,357
	WFA Emerging Mkts EQ1	Registered Investment Company	**	320
	Total Registered Investment Companies			199,504
*	Fidelity Managed Income Portfolio II	Common/Collective Trust	**	32,914
*	MSA Common Stock Fund	Employer Securities	**	2,568
*	Participant loans	Interest rates of approximately 8.5%	$—	89
	Total			235,075

*	Denotes a party-in-interest, for which a statutory exemption exists.

**	Cost omitted for participant directed investments.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 26, 2015	MSA RETIREMENT SAVINGS PLAN

	By:	/s/ Paul R. Uhler
Paul R. Uhler
Chairman of the Employee Benefits Administrative Committee

EXHIBIT INDEX

23.	Consent of Independent Registered Public Accounting Firm dated June 26, 2015 is filed herein.